

SECURI[...]MISSION

02007320

8-40882

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
WASH, D.C.
365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERNARD, LEE & EDWARDS SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1016 SHORE ACRES DRIVE (No. and Street)

LEESBURG	FLORIDA	34748
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE MC LAUGHLIN **(352) 323-4956**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY LEGEL, CPA
(Name -- *if individual, state last, first and middle name*)

5100 N. FEDERAL HIGHWAY, STE. 409	FT. LAUDERDALE	FLORIDA	33308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

OATH OR AFFIRMATION

I, MIKE MC LAUGHLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERNARD, LEE & EDWARDS SECURITIES, Inc., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

02-27-02
Michael McLaughlin produced a Drivers License as ID.

Signature
CEO
Title

Notary Public



KRISTEN LEWIS
MY COMMISSION # CC 904837
EXPIRES: January 24, 2004
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ■ **(a) Facing page.**
- ■ **(b) Statement of Financial Condition.**
- ■ **(c) Statement of Income (Loss).**
- ■ **(d) Statement of Changes in Cash Flow.**
- ■ **(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- ■ **(f) Statement of in Liabilities Subordinated to Claims of Creditors.**
- ■ **(g) Computation of Net Capital.**
- ■ **(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
- ■ **(i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.**
- ■ **(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
- ☐ **(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
- ■ **(l) An Oath or Affirmation.**
- ☐ **(m) A copy of the SIPC Supplemental Report.**
- ■ **(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

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SEC FILE NUMBER
8-24050

BERNARD, LEE & EDWARDS SECURITIES, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

LARRY LEGEL, CPA
Practice Concentrating in
Taxation and Securities

5100 N. Federal Highway, Suite 409
Ft. Lauderdale, Florida 33308

(954) 493-8900 Office
(954) 493-8300 Fax
e-mail: LarryLegel@aol.com

INDEPENDENT AUDITOR'S REPORT

Stockholders
Bernard, Lee & Edwards Securities, Inc.
Leesburg, Florida

I have audited the accompanying balance sheet of Bernard, Lee & Edwards Securities, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, the financial position of Bernard, Lee & Edwards Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States

As discussed in Note 8 to the financial statements, the Company is a defendant in a claim in NASD arbitration which seeks more than $290,000 in compensatory damages and $5,000,000 in punitive damages along with fees and costs. The Company intends to defend itself and preliminary hearings and discovery proceedings are in the early stages. The ultimate outcome cannot be presently determined, but management is of the opinion that it may have a material impact on the Company's financial position. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near term.

Larry Legel



Certified Public Accountant

February 1, 2002
Ft. Lauderdale, FL

BERNARD, LEE & EDWARDS SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CURRENT ASSETS:		
Cash	$ 76 368	$ 71 504
Accounts receivable	14 742	15 271
Inventory	1 645	376
Note receivable	-0-	25 500
Prepaid and other expenses	10 940	10 566
Total current assets	103 695	123 217
OTHER ASSETS:		
Deposit	450	-0-
TOTAL	$ 104 145	$ 123 217
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 4 515	$ 3 535
Commissions payable	11 078	8 606
Deposits held	20 000	20 000
Total current liabilities	35 593	32 141
STOCKHOLDERS' EQUITY:		
Preferred stock - $.02 par value, 1, 000 shares authorized, -0- and 50 shares issued and outstanding	-0-	1
Common stock - $.01 par value, 5,000 shares authorized, 4,990 and 4,490 shares issued and outstanding	50	45
Additional paid-in capital	358 721	358 721
Retained earnings (deficit)	(290 219)	(267 691)
Total stockholders' equity	68 552	91 076
TOTAL	$ 104 145	$ 123 217

The accompanying notes are an integral part of these financial statements.

BERNARD, LEE & EDWARDS SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE:		
Commissions income	$ 206 549	$ 392 193
Trading income	1 588	4 727
Interest income	1 623	5 365
Other income	5 090	7 056
Total Revenue	214 850	409 341
EXPENSES:		
Commission expense	130 611	175 489
Salary expense	18 182	30 419
Regulatory and clearance fees	37 552	136 009
Professional expenses	5 114	4 192
Other expenses	35 415	38 806
Total Expenses	226 874	384 915
INCOME BEFORE TAXES	(12 024)	24 426
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME (LOSS)	(12 024)	24 426
RETAINED EARNINGS (DEFICIT) - Beginning of year	(267 691)	(258 676)
Conversion of preferred stock	(10 504)	-0-
Total	(290 219)	(234 250)
Less Dividend Distributions	-0-	33 441
RETAINED EARNINGS (DEFICIT) - End of year	$(290 219)	$(267 691)

The accompanying notes are an integral part of these financial statements.

BERNARD, LEE & EDWARDS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Preferred Stock		Common stock		Additional paid-in capital	Retained earnings (Deficit)
	Shares	Amount	Shares	Amount		
BALANCE - December 31, 1999	50	$1	4 490	$45	$358 721	$(258 676)
Net income for year						24 426
Preferred Stock cash dividend						(33 441)
BALANCE - December 31, 2000	50	1	4 490	45	358 721	(267 691)
Conversion of preferred stock	(50)	(1)	500	5		(10 504)
Net income (loss) for year						(12 024)
BALANCE – December 31, 2001	-0-	$-0-	4 990	$50	$358 721	$(290 219)

The accompanying notes are an integral part of these financial statements.

BERNARD, LEE & EDWARDS SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income (loss)	($ 12 024)	$ 24 426
Adjustments to reconcile net income (loss) To net cash from (used in) operating activities:		
(Increase) Decrease in accounts receivable	529	(2 206)
(Increase) in inventory	(1 269)	(376)
Decrease in notes and loans receivable	25 500	30 810
(Increase) in prepaid expenses	(374)	(1 950)
(Increase) deposit	(450)	-0-
Increase (Decrease) in accounts payable	980	(228)
Increase in commissions payable	2 472	3 630
Loss on conversion of preferred stock	(10 500)	-0-
Net cash flow from (used in) operating activities	4 864	54 106
CASH FLOW FROM INVESTING ACTIVITIES:	-0-	-0-
CASH FLOW FROM FINANCING ACTIVITIES:		
Preferred stock cash dividend	-0-	33 441
Net cash flow from (used in) financing activities	-0-	(33 441)
NET INCREASE IN CASH	4 864	20 665
CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR	71 504	50 839
CASH AND CASH EQUIVALENT AT END OF YEAR	$ 76 368	$ 71 504

The accompanying notes are an integral part of these financial statements.

BERNARD, LEE & EDWARDS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SUBORDINATED LIABILITIES AT DECEMBER 31, 1999	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2000	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

BERNARD, LEE & EDWARDS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Delaware on January 3, 1989 as Pro America Securities, Inc. On November 2, 1990, the name was changed to Bernard, Lee & Edwards Securities, Inc. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with two broker-dealers on a fully disclosed basis. These broker-dealers provide clearing services, handle funds of the Company's customers, hold securities, and remit activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in twenty-four states across the country.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns commissions on retail stock transactions sold to customers in twenty-four states across the country.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS – For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less and one clearing deposit to be a cash equivalent.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2001 and 2000 the net capital ratio was 0.63 to 1 and 0.61 to 1 and net capital was $56,633 and $52,448 which exceeded the minimum net capital requirement by $51,633 and $47,448, respectively.

NOTE 4 - CASH

Included in cash is a $35,281 deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

Significant components of deferred income taxes are as follows:

Net operating loss	$ 256 500
Total deferred tax asset	87 500
Less Valuation allowance	87 500
Net deferred tax asset	$ 0

The Company has assessed its past earnings history and trends and expiration dates of carry forwards and has determined that it is more than likely that no deferred tax assets will be realized. A valuation allowance of $ 87,500 as of December 31, 2001 is maintained on deferred tax assets which the Company has determined to be more than likely not realized at this time. The Company will continue to review this valuation on an annual basis and make adjustments as appropriate.

As of December 31, 2001 the Company had a net operating loss carry forward of $ 256,500. The net operating loss can be carried forward to offset future taxable income and will expire between December 31, 2009 and December 31, 2021.

NOTE 6 – STOCKHOLDERS' EQUITY

In May, 1992, the Company amended its certificate of incorporation to authorize 1,000 shares of preferred stock, par value of $.02 per share. Pursuant thereto the Company authorized Series A preferred stock with a face value of $ 1,000 per share, non-voting, each share to be convertible into ten shares of common stock.

A preferred stock cash dividend was paid on September 30, 2000 in the amount of $33,441. The amount covers all cumulative dividends from May 22, 1992, the date of issuance, up to September 30, 2000.

NOTE 6 – STOCKHOLDERS' EQUITY (CONTINUED)

On March 16, 2001, the Board of Directors and Stockholders approved the purchase of 100% of the outstanding shares of Bernard, Lee & Edwards Securities, Inc. by Bernard, Allan & Edwards, Inc. As part of the stock exchange, the 50 shares of preferred stock were exchanged for 500 shares of common stock. At the same time, the unpaid cumulative preferred dividends were forgiven and the $25,500 note receivable referred to in Note 7 was deemed to be fully paid for the payment of $15,000.

NOTE 7 – RELATED PARTY AND NOTE RECEIVABLE

The note receivable was dated August 2, 1999, bears interest at 8% per annum and was written in the amount of $ 55,100. A $ 600 payment was made on September 17, 1999 and a $34,692 payment was made on September 30, 2000. The note was due on demand and was secured by stock of a publicly traded corporation. The maker of the note was Heartland Diversified Industries, Inc. Heartland was a stockholder in Bernard, Lee & Edwards Securities, Inc. The President and stockholder of Heartland is also the chief executive officer and was a stockholder in Bernard, Lee & Edwards Securities, Inc.

NOTE 8 – LITIGATION

On November 26, 2001, an individual filed an amended statement of claim in NASD arbitration against the Company, Henry Paul Regan (an independent contractor agent in the New York office), and J. B. Oxford & Co. (the clearing broker) seeking more than $290,000 in compensatory damages and $5,000,000 in punitive damages along with fees and costs. The Company intends to defend against this claim and to seek indemnification from the independent contractor in the event that the claimant should prevail for all or any part of the amount of the claim. The final outcome of the claim is uncertain and the amount of the claim exceeds the total assets by a significant amount. An adverse outcome could prevent the Company from continuing in business.

LARRY LEGEL, CPA
Practice Concentrating in
Taxation and Securities

5100 N. Federal Highway, Suite 409
Ft. Lauderdale, Florida 33308

(954) 493-8900 Office
(954) 493-8300 Fax
e-mail: LarryLegel@aol.com

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17 a-5

Stockholders
Bernard, Lee & Edward Securities, Inc.
Leesburg, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages eleven and twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

Larry Legel



Certified Public Accountant

February 1, 2002

BERNARD, LEE & EDWARDS SECURITIES, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2001 AND 2000

COMPUTATION OF NET CAPITAL

	2001	2000
Total stockholders' equity	$ 68 552	$ 91 076
Deductions and/or charges:		
Nonallowable assets:		
Excess cash deposit	(281)	(2 506)
Note receivable	-0-	(25 500)
Prepaid and other expenses	(11 390)	(10 566)
15% haircut on inventory	(248)	(56)
NET CAPITAL	$ 56 633	$ 52 448

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	2001	2000
Net capital required (greater of a or b)	$ 5 000	$ 5 000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 2 373	$ 2 143
b. Minimum dollar of net capital required	$ 5 000	$ 5 000
Excess net capital	$ 51 633	$ 47 448

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2001	2000
Total aggregate indebtedness	$ 35 593	$ 32 141
Ratio of aggregate indebtedness to net capital	0.63:1	0.61:1

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2001 AND 2000

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarters ended December 31, 2001 and 2000 were $56,914 and $ 54,828.

	2001	2000
Net capital per focus report	$ 56 914	$ 54 828
The adjustments which reconcile the net capital as shown on the FOCUS Report:		
1. Increase in net capital due to trade date adjustment	-0-	459
2. Decrease in cash account	-0-	(333)
3. Excess cash deposit over requirement	(281)	(2 506)
Net capital per audit report	$ 56 633	$ 52 448

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Bernard, Lee & Edwards Securities, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

LARRY LEGEL, CPA
Practice Concentrating in
Taxation and Securities

5100 N. Federal Highway, Suite 409
Ft. Lauderdale, Florida 33308

(954) 493-8900 Office
(954) 493-8300 Fax
e-mail: LarryLegel@aol.com

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholders
Bernard, Lee & Edwards Securities, Inc.
Leesburg, Florida

I have examined the financial statements of **Bernard, Lee & Edwards Securities, Inc.** for the year ended December 31, 2001 and have issued my report thereon, dated February 1, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL (CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

LARRY LEGEL



Certified Public Accountant

February 1, 2002